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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- [ ] **Form C: Offering Statement**
- [ ] **Form C-U: Progress Update:**
- [X] **Form C/A: Amendment to Offering Statement:**
  - [ ] **Check box if Amendment is material and investors must reconfirm within five business days.**
  - Nature of the Amendment: Update the "Perks" associated with investment tiers.
- [ ] **Form C-AR: Annual Report**
- [ ] **Form C-AR/A: Amendment to Annual Report**
- [ ] **Form C-TR: Termination of Reporting**

Name of issuer: Vocal, Inc./NV

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 07-31-2023

Physical address of issuer: 419 LAFAYETTE STREET, 6TH FLOOR, NEW YORK, NEW YORK 10003

Website of issuer: https://vocal.media/

Is there a Co-Issuer: N

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

8.5% of the amount raised, a $18,000 one-time administrative and compliance fee, and a $15,000 monthly fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Preferred Stock

Target number of securities to be offered: 1000

Price (or method for determining price): 10.00000 - Management assessment of competitor private market financings and valuations achieved plus intrinsic valuation of the Vocal platform

Target offering amount: 10000.00

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the discretion of the Company

Maximum offering amount (if different from target offering amount): 1235000.00

Deadline to reach the target offering amount: 02-01-2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 11.00

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	919323.00	1599378.00
Cash & Cash Equivalents:	88709.00	786449.00
Accounts Receivable:	160573.00	137905.00
Short-term Debt:	130615.00	313979.00
Long-term Debt:	55140.00	170108.00
Revenues/Sales:	2325624.00	2923724.00
Cost of Goods Sold:	2358407.00	3201240.00
Taxes Paid:	0.00	0.00
Net Income:	-6855119.00	-15867409.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			

X	Delaware	DE	X	North Carolina	NC		Alberta	A0
X	Florida	FL	X	North Dakota	ND		British Columbia	A1
X	Georgia	GA	X	Ohio	OH		Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK		New Brunswick	A3
X	Idaho	ID	X	Oregon	OR		Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA		Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI		Ontario	A6
X	Iowa	IA	X	South Carolina	SC		Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vocal, Inc.
(Issuer)

/s/ Justin Maury, Chief Executive Officer, President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeremy Frommer
(Signature)

Chairman
(Title)

11-07-2023
(Date)

/s/ Eric Pickens
(Signature)

Chief Financial Officer (Principal Financial and Accounting Officer)
(Title)

11-07-2023
(Date)

/s/ Peter Majar
(Signature)

Director, Lead Board Member
(Title)

11-07-2023
(Date)

/s/ Erica Wagner
(Signature)

Director
(Title)

11-07-2023
(Date)

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 7, 2023

Vocal, Inc.

Up to $1,234,995 of Participating Preferred Stock

Minimum Investment Amount $100 ($102.50 including the Investor Transaction Fee)*

Vocal, Inc, ("Vocal", the "Company," "we," "us", "Issuer" or "our"), is offering up to $1,235,000 worth of Participating Preferred Stock of the Company (the "Securities" or "Shares"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $10,000 (the "Target Amount"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by February 1, 2024 (the "Target Date"). Shares totaling $15,000 have been sold to date in this Offering.

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by February 1, 2024, will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 1, 2024. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Securities that can be purchased is $100 per Purchaser (representing 10 Shares) (which may be waived by the Company, in its sole and absolute discretion), at a price per security of $10. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

** Investors in this offering will be required to pay a fee to the Company ("Investor Transaction Fee") to help offset transaction costs equal to 2.5% per investment, applied to all investments up to but not including $1,000. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $100 minimum amount per investor.*

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Perks

Investment Amount	Perk
$100+	• Receive a Vocal Investor Badge recognition on your profile and submissions
$500+	• All $100+ Perks • Free Vocal+ Annual Membership for 5 Years • Invite to Vocal Group Advisory Committee Slack Channel • Vocal Investor T-Shirt • + 5% Bonus Shares if invested on or before October 9, 2023
$1,000+	• All $500+ Perks • A copy of "The Vocal + Fiction Awards Anthology" • A 2nd Vocal Investor T-Shirt • 1% Bonus Shares

	• + 5% Bonus Shares if invested on or before October 9, 2023
$5,000+	• All $1,000+ Perks • VIP Access to Vocal Annual Party in NYC (date TBA) • 3% Bonus Shares • + 5% Bonus Shares if invested on or before October 9, 2023
$10,000+	• All $5,000+ Perks • 5% Bonus Shares • + 5% Bonus Shares if invested on or before October 9, 2023
$25,000+	• All $10,000+ Perks • 8% Bonus Shares • + 5% Bonus Shares if invested on or before October 9, 2023
$50,000+	• All $25,000+ Perks • 10% Bonus Shares • + 5% Bonus Shares if invested on or before October 9, 2023
$100,000+	• All $50,000+ Perks • 15% Bonus Shares • + 5% Bonus Shares if invested on or before October 9, 2023 • Exclusive dinner in NYC with Vocal leadership

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

Vocal is a curated online social platform that enables creators to share their stories, build an audience, and be rewarded. Since its launch in 2016, Vocal has quickly become the go-to platform for content creators of all kinds, with over 1.5 million registered creators and counting. Whether you're a blogger, social media influencer, podcaster, founder, musician, photographer, or anything in between, Vocal has everything you need to unleash your creativity and monetize your content.

Vocal's Creator Subscriptions have proven to be a scalable revenue source and will be augmented in the near term with the introduction of the ability for writers and creators to monetize their followings further by directly charging for premium content such as newsletters. Vocal will charge a recurring commission on these new premium content subscriptions.

Business Model

Vocal generates revenues through subscription fees from premium Vocal creators through a membership program known as Vocal+. The Vocal+ subscription offering provides creators with increased monetization and access to premium tools and features. At approximately $10 per month, Vocal+ offers creators a strong value proposition for freemium users to upgrade, while providing a scalable source of monthly recurring gross revenue. Additional platform-based revenues are generated from Tipping and other transactions that occur on the platform. For each such transaction, which are designed to enable Vocal audiences to engage and support their favorite creators, Vocal takes platform processing fees ranging from approximately 3% to 7%.

Intellectual Property

TRADEMARK	Description	REG#	REG. DATE	CLASS
Vocal	Word Mark - Classes 41, 42, 45	5438308	4/3/2018	041 042 045
Vocal	Logo Mark - Class 09	6670296	3/19/2021	09
Vocal	Logo Mark - Class 045	6645977	3/29/2021	045
Vocal	Logo Mark - Class 042	6645976	3/29/2021	042
Vocal	Logo Mark - 041	6670436	3/26/2021	041
Vocal	Word Mark - 09	6670434	3/26/2021	09

Competitors and Industry

The idea for Vocal came as a response to what founders recognized as systemic flaws inherent to the digital media industry and its operational infrastructures, and the competitive advantage that a closed and safe platform ecosystem would provide. First-party data is widely understood as a tool for companies to collect and analyze data about their users directly from the source, providing valuable insights into their behaviors, preferences, and interests. Importantly, by leveraging this data within a closed and safe platform ecosystem, companies can create more personalized experiences for their users, deliver more relevant content and advertising, and increase user engagement and retention.

A secondary, and crucial, advantage of a closed ecosystem is that it allows companies to control the user experience and ensure a high level of safety and security. By controlling the data that is shared and the interactions that take place within the ecosystem, companies can minimize the risk of fraud, abuse, and other harmful behaviors that can undermine user trust and loyalty. This can be particularly important in industries where user safety and privacy are paramount, such as social networking, e-commerce, and financial services.

Directors and Officers

Name of Officer/Director	All positions held with Issuer	Period of Time Serving in the Position (Term of Office)	Full-time (or approx. hours per week (if not full-time)
Executive Officers			
Justin Maury	President	July 31, 2023 – Present	Full-time
Eric Pickens	Treasurer	July 31, 2023 – October 16, 2023	Full-time
Jeremy Frommer	Treasurer	October 16, 2023 – Present	Full-time
Directors			
Jeremy Frommer	Chairman	July 31, 2023 -Present	Full-time
Peter Majar	Director	July 31, 2023 -Present	Approximately 30 hours per week
Erica Wagner	Director	July 31, 2023 -Present	Approximately 20 hours per week

The Team

Officer and Director Business Experience:

Jeremy Frommer – *Chairman, Treasurer*

Mr. Frommer was appointed Chairman upon the formation of Vocal, Inc. as a private company, was appointed Chief Financial Officer of Vocal, Inc. on October 16, 2023, and has also been a member of our board of directors since inception. Mr. Frommer is currently Chief Executive Officer and Chief Finanical Officer of Creatd, Inc., Vocal's majority shareholder. Mr. Frommer has over 20 years of experience in the financial technology industry. Previously, Mr. Frommer held key leadership roles in the investment banking and trading divisions of large financial institutions. From 2009 to 2012, Mr. Frommer was briefly retired until beginning concept formation for Jerrick Ventures which he officially founded in 2013. From 2007 to 2009, Mr. Frommer was Managing Director of Global Prime Services at RBC Capital Markets, the investment banking arm of the Royal Bank of Canada, the largest financial institution in Canada, after the sale of Carlin Financial Group, a professional trading firm. From 2004 to 2007, Mr. Frommer was the Chief Executive Officer of Carlin Financial Group after the sale of NextGen Trading, a software development company focused on building equity trading platforms. From 2002 to 2004, Mr. Frommer was Founder and Chief Executive Officer of NextGen Trading. From 2000 to 2002, he was Managing Director of Merger Arbitrage Trading at Bank of America, a financial services firm. Mr. Frommer was also a director of LionEye Capital, a hedge fund from June 2012 to June 2014. He holds a B.A. from the University of Albany. We believe Mr. Frommer is qualified to serve on our board of directors due to his financial and leadership experience.

Justin Maury – *President*

Mr. Maury has served as President since the formation of Vocal, Inc. as a private company, and has also been a member of our board of directors since inception. Mr. Maury is currently President and Chief Operating Officer of Creatd, Inc., Vocal's majority shareholder. He is a full stack design director with an expertise in product development. With over ten years of design and product management experience in the creative industry, Mr. Maury's passion for the creative arts and technology ultimately resulted in the vision for Vocal. Since joining Creatd in 2013, Maury has overseen the development and launch of the company's flagship product, Vocal, an innovative platform that provides storytelling tools and engaged communities for creators and brands to get discovered while funding their creativity.

Under Maury's supervision, Vocal has achieved growth to over 380,000 creators across 34 genre-specific communities in its first two years since launch.

Eric Pickens – *Treasurer*

Mr. Pickens served as Treasurer from the formation of Vocal, Inc. as a private company until October 16, 2023. Mr. Pickens also served as Chief Financial Officer of Creatd, Inc., Vocal's majority shareholder until October 16, 2023, and still maintains a position as a consultant supporting finance and accounting functions of both Creatd and Vocal. Mr. Pickens combines over 30 years of senior financial management experience including serving as Chief Financial Officer and/or Treasurer for companies operating in a variety of industries over the past ten years. This follows a 10-year career as a Chief Financial Officer for hedge funds managing strategies in the global macro, equities and derivatives markets. Previously, he had served as the Chief Financial Officer for companies operating in the consumer products, real estate and hospitality sectors. From 1994 through 1998, Mr. Pickens was the Chief Financial Officer for The Zeropack Company, Inc., supplying frozen sliced apples to the institutional baking industry. From 1998 to 2002, he was a founder and Chief Financial Officer for TechSpace Inc., a pioneer in the provision of flex office space. From 2002 to 2003, Mr. Pickens served as Chief Financial Officer of The Core Club, an urban country club concept based in midtown Manhattan. He holds an undergraduate degree from The College of William & Mary and an MBA from Columbia University.

Peter Majar – *Director*

Mr. Majar joined the Board at the time of formation of Vocal, Inc. as a private company and is the Company's Lead Board Member. Mr. Majar is currently Lead Board Member of Creatd, Inc., Vocal's majority shareholder. Mr. Majar, Founder and Managing Member of Majar Advisors, previously held numerous senior management and executive positions including Chief Financial Officer, Head of Financial Technology, Head of Strategy, as well as several Managing Director positions. From 2015 to 2017, Mr. Majar served as Managing Director in Investment Banking and co-Head of Diversified Financial Services at Piper Jaffray & Co. (now Piper Sandler Companies). From 2017 to 2018, Mr. Majar provided management consulting services through his self-established firm, Majar Advisors LLC, which remains in operation through the present. From 2018 to 2021, Mr. Majar served as Managing Director, Head of Financial Technology at New York-based investment banking and financial advisory firm, TAP Advisors, LLC. Between 2021 and 2022, Mr. Majar served as Chief Financial Officer at information technology company Hoyos Integrity Corp., having previously served as a longtime advisor to the firm. Mr. Majar holds an undergraduate degree from University of Washington and an MBA from Columbia University. As a board director, Mr. Majar will add considerable value, including through his comprehensive and diverse investment management experience, deep knowledge of the technology and financial technology verticals. Mr. Majar has broad experience in corporate development, strategy, and executive management.

Erica Wagner – *Director*

Ms. Wagner joined the Board at the time of formation of Vocal, Inc. as a private company. Ms. Wagner is currently a Director of Creatd, Inc. Vocal's majority shareholder. From 2016 through 2021, Ms. Wagner was a Lecturer, and later Senior Lecturer, at Goldsmith's College, University of London, where she taught creative writing. Ms. Wagner was previously Lead Editorial Innovator for Creatd, Inc., has previously and currently held roles as a freelance editor, journalist, and contributing writer for numerous outlets both in the U.K. and the U.S., including *The New Statesman*, *Harper's Bazaar,* the *Economist*, the *Observer*, the *New York Times*. Ms. Wagner is also a freelance literary and creative consultant for Chanel, as well as the host of their branded podcast. She has twice been a judge of the Booker Prize and has been judge and Chair of the Goldsmiths Prize. In 2015, Ms. Wagner was awarded an Honorary PhD by the University of East Anglia, and currently Goldsmith's College Distinguished Writers' Centre Fellow. She has an undergraduate degree from University of Cambridge, a Master's degree from University of East Anglia, and an Honorary PhD from the University of East Anglia.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk.
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign are subject to SEC limitations of transfer. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. In addition to the regulatory limitations, the interests in the Co-Issuer may only be transferred upon approval of the Company.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There are restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The

Company may be acquired by an existing player in the virtual reality industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering securities in the amount of up to $124,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

You are trusting that management will make the best decision for the Company.
You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
As we have already reached our target amount, we may request that the intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company's future success is dependent on the continued service of a small executive management team.
The Company's success is dependent on their ability to manage all aspects of the business effectively. Because the Company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the Company's ability to manage and grow its business effectively. The Company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the Company would have no way to cover the financial loss if it were to lose the services of its directors or officers.

Our valuation and our offering price have been established internally and are difficult to assess. The company has set the price of its Preferred Stock at $10 per share, plus a 2.5% Investor Transaction Fee to be applied to all investments below, but not including $1,000, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Preferred Stock, may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company, see "Related Party Transactions – Shares to our Parent's Employees" below. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

We are not profitable and may never be profitable. Since inception through the present, we have been dependent on raising capital to support our working capital needs. During this same period, we have recorded net accumulated losses and are yet to achieve profitability. Our ability to achieve profitability depends upon many factors, including our ability to develop and commercialize our websites. There can be no assurance that we will ever achieve any significant revenues or profitable operations.

Our operating expenses exceed our revenues and will likely continue to do so for the foreseeable future. We are in an early stage of our development and we have not generated sufficient revenues to offset our operating expenses. Our operating expenses will likely continue to exceed our operating income for the foreseeable future, until such time as we are able to monetize our brands and generate substantial revenues, particularly as we undertake payment of the increased costs of operating as a public company.

We will need additional capital, which may be difficult to raise as a result of our limited operating history or any number of other reasons. We expect that we will need to raise additional capital within the next 12 months. However, in the event that we exceed our expected growth, we would need to raise additional capital. There is no assurance that additional equity or debt financing will be available to us when needed, on acceptable terms, or even at all. Our limited operating history makes investor evaluation and an estimation of our future performance substantially more difficult. As a result, investors may be unwilling to invest in us or such investment may be offered on terms or conditions that are not acceptable. In the event that we are not able to secure financing, we may have to scale back our growth plans or cease operations.

We face intense competition. If we do not provide digital content that is useful to users, we may not remain competitive, and our potential revenues and operating results could be adversely affected. Our business is rapidly evolving and intensely competitive, and is subject to changing technologies, shifting user needs, and frequent introductions of new products and services. Our ability to compete successfully depends heavily on providing digital content that is useful and enjoyable for our users and delivering our content through innovative technologies in the marketplace.

We face competition from others in the digital content creation industry and media companies. Our current and potential competitors range from large and established companies to emerging start-ups. Established companies have longer operating histories and more established relationships with customers and users, and they can use their experience and resources in ways that could affect our competitive position, including by making acquisitions, investing aggressively in research and development, aggressively initiating intellectual property claims (whether or not meritorious) and competing aggressively for advertisers and websites. Emerging start-ups may be able to innovate and provide products and services faster than we can.

Additionally, our operating results would suffer if our digital content is not appropriately timed with market opportunities, or if our digital content is not effectively brought to market. As technology continues to develop, our competitors may be able to offer user experiences that are, or that are seen to be, substantially similar to or better than, ours. This may force us to compete in different ways and expend significant resources in order to remain competitive. If our competitors are more successful than we are in developing compelling content or in attracting and retaining users and advertisers, our revenues and operating results could be adversely affected.

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products, our revenue, financial results, and business may be significantly harmed. The size of our user base and our user's level of engagement are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our products, particularly Vocal. We anticipate that our active user growth rate will generally decline over time as the size of our active user base increases, and it is possible that the size of our active user base may fluctuate or decline in one or more markets, particularly in markets where we have achieved higher penetration rates. If people do not perceive Vocal to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A number of other content management systems and publishing platforms that achieved early popularity have since seen their active user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement levels. Our user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if:

- Users increasingly engage with other competitive products or services;
- We fail to introduce new features, products or services that users find engaging or if we introduce new products or services, or make changes to existing products and services, that are not favorably received;
- User behavior on any of our products changes, including decreases in the quality and frequency of content shared on our products and services;
- There are decreases in user sentiment due to questions about the quality or usefulness of our products or our user data practices, or concerns related to privacy and sharing, safety, security, well-being, or other factors;
- We are unable to manage and prioritize information to ensure users are presented with content that is appropriate, interesting, useful, and relevant to them;
- We are unable to obtain or attract engaging third-party content;
- Users adopt new technologies where our products may be displaced in favor of other products or services, or may not be featured or otherwise available;
- There are changes mandated by legislation, regulatory authorities, or litigation that adversely affect our products or users;
- Technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the user experience, such as security breaches or failure to prevent or limit spam or similar content;
- We adopt terms, policies, or procedures related to areas such as sharing, content, user data, or advertising that are perceived negatively by our users or the general public;
- We elect to focus our product decisions on longer-term initiatives that do not prioritize near-term user growth and engagement;
- We make changes in how we promote different products and services across our family of apps;

- Initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise;
- We fail to provide adequate customer service to users, marketers, developers, or other partners;
- We, developers whose products are integrated with our products, or other partners and companies in our industry are the subject of adverse media reports or other negative publicity, including as a result of our or their user data practices; or
- Our current or future products, such as our development tools and application programming interfaces that enable developers to build, grow, and monetize mobile and web applications, reduce user activity on our products by making it easier for our users to interact and share on third-party mobile and web applications.

If we are unable to maintain or increase our user base and user engagement, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products less attractive to users, marketers, and developers, which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations. If our active user growth rate continues to slow, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive revenue growth.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results. In addition to internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Acquisitions may disrupt growth. We may pursue strategic acquisitions in the future. Risks in acquisition transactions include difficulties in the integration of acquired businesses into our operations and control environment, difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing clients of the acquired entities, assumed or unforeseen liabilities that arise in connection with the acquired businesses, the failure of counterparties to satisfy any obligations to indemnify us against liabilities arising from the acquired businesses, and unfavorable market conditions that could negatively impact our growth expectations for the acquired businesses. Fully integrating an acquired company or business into our operations may take a significant amount of time. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions and other strategic transactions. These risks may prevent us from realizing the expected benefits from acquisitions and could result in the failure to realize the full economic value of a strategic transaction or the impairment of goodwill and/or intangible assets recognized at the time of an acquisition. These risks could be heightened if we complete a large acquisition or multiple acquisitions within a short period of time.

We are subject to payment processing risk. We accept payments using a variety of different payment methods, including credit and debit cards and direct debit. We rely on third parties to process payments. Acceptance and processing of these payment methods are subject to certain certifications, rules and regulations. To the extent there are disruptions in our or third-party payment processing systems, material changes in the payment ecosystem, failure to recertify and/or changes to rules or regulations concerning payment processing, we could be subject to fines and/or civil liability or lose our ability to accept credit and debit card payments, which would harm our reputation and adversely impact our results of operations.

We are subject to risk as it relates to software that we license from third parties. We license software from third parties, much of which is integral to our systems and our business. The licenses are generally terminable if we breach our obligations under the license agreements. If any of these relationships were terminated or if any of these parties were to cease doing business or cease to support the applications we currently utilize, we may be forced to spend significant time and money to replace the licensed software.

Failures or reduced accessibility of third-party software on which we rely could impair the availability of our platform and applications and adversely affect our business. We license software from third parties for integration into our Vocal platform, including open-source software. These licenses might not continue to be available to us on acceptable terms, or at all. While we are not substantially dependent upon any third-party software, the loss of the right to use all or a significant portion of our third-party software required for the development, maintenance and delivery of our applications could result in delays in the provision of our applications until we develop or identify, obtain and integrate equivalent technology, which could harm our business.

Any errors or defects in the hardware or software we use could result in errors, interruptions, cyber incidents or a failure of our applications. Any significant interruption in the availability of all or a significant portion of such software could have an adverse impact on our business unless and until we can replace the functionality provided by these applications at a similar cost. Furthermore, this software may not be available on commercially reasonable terms, or at all. The loss of the right to use all or a significant portion of this software could limit access to our platform and applications. Additionally, we rely upon third parties' abilities to enhance their current applications, develop new applications on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. We may be unable to effect changes to such third-party technologies, which may prevent us from rapidly responding to evolving customer requirements. We also may be unable to replace the functionality provided by the third-party software currently offered in conjunction with our applications in the event that such software becomes obsolete or incompatible with future versions of our platform and applications or is otherwise not adequately maintained or updated.

We need to manage growth in operations to maximize our potential growth and achieve our expected revenues and our failure to manage growth will cause a disruption of our operations, resulting in the failure to generate revenue. In order to maximize potential growth in our current and potential markets, we believe that we must expand our marketing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

In order to achieve the general strategies of our company we need to maintain and search for hard-working employees who have innovative initiatives, while at the same time, keep a close eye on any and all expanding opportunities in our marketplace.

We plan to generate a significant portion of our revenues from advertising and affiliate sales relationships, and a reduction in spending by or loss of advertisers and general decrease in online spending could adversely harm our business. We plan to generate a substantial portion of our revenues from advertisers. Our advertisers may be able to terminate prospective contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which would adversely affect our revenues and business. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions can also have a material negative impact on the demand for advertising and cause our advertisers to reduce the amounts they spend on advertising, which could adversely affect our revenues and business.

Security breaches could harm our business. Security breaches have become more prevalent in the technology industry. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store and disclose, but there is no guarantee that inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite our efforts. Although we have not experienced any material security breaches to date, we may in the future experience attempts to disable our systems or to breach the security of our systems. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If an actual or perceived security breach occurs, the market perception of our security measures could be harmed, and we could lose sales and customers and/or suffer other negative consequences to our business. A security breach could adversely affect the digital content experience and cause the loss or corruption of data, which could harm our business, financial condition and operating results. Any failure to maintain the security of our infrastructure could result in loss of personal information and/or other confidential information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers, financial penalties, litigation, regulatory investigations and other significant liabilities. In the event of a major third-party security incident, we may incur losses in excess of their insurance coverage.

Moreover, if a high-profile security breach occurs with respect to us or another digital entertainment company, our customers and potential customers may lose trust in the security of our business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

The laws and regulations concerning data privacy and data security are continually evolving; our or our platform providers' actual or perceived failure to comply with these laws and regulations could harm our business. Customers view our content online, using third-party platforms and networks and on mobile devices. We collect and store significant amounts of information about our customers—both personally identifying and non-personally identifying information. We are subject to laws from a variety of jurisdictions regarding privacy and the protection of this player information. For example, the European Union (EU) has traditionally taken a broader view than the United States and certain other jurisdictions as to what is considered personal information and has imposed greater obligations under data privacy regulations. The U.S. Children's Online Privacy Protection Act (COPPA) also regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our content is directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines.

Data privacy protection laws are rapidly changing and likely will continue to do so for the foreseeable future. The U.S. government, including the Federal Trade Commission and the Department of Commerce, is continuing to review the need for greater regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices and the EU has proposed reforms to its existing data protection legal framework. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations.

Customer interaction with our content is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of confidence in our products and ultimately in a loss of customers, which could adversely affect our business and impact our financial condition. This could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

Changes to federal, state or international laws or regulations applicable to our company could adversely affect our business. Our business is subject to a variety of federal, state and international laws and regulations, including those with respect to privacy, data, and other laws. These laws and regulations, and the interpretation or application of these laws and regulations, could change. In addition, new laws or regulations affecting our business could be enacted. These laws and regulations are frequently costly to comply with and may divert a significant portion of management's attention. If we fail to comply with these applicable laws or regulations, we could be subject to significant liabilities which could adversely affect our business.

If any of our relationships with internet search websites terminate, if such websites' methodologies are modified or if we are outbid by competitors, traffic to our websites could decline. We depend in part on various internet search websites, such as Google.com, Bing.com, Yahoo.com and other websites to direct a significant amount of traffic to our websites. Search websites typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings generally are determined and displayed as a result of a set of unpublished formulas designed by search engine companies in their discretion. Purchased listings generally are displayed if particular word searches are performed on a search engine. We rely on both algorithmic and purchased search results, as well as advertising on other internet websites, to direct a substantial share of visitors to our websites and to direct traffic to the advertiser customers we serve. If these internet search websites modify or terminate their relationship with us or we are outbid by our competitors for purchased listings, meaning that our competitors pay a higher price to be listed above us in a list of search results, traffic to our websites could decline. Such a decline in traffic could affect our ability to generate advertising revenue and could reduce the desirability of advertising on our websites.

Our business involves risks of liability claims arising from our media content, which could adversely affect our ability to generate revenue and could increase our operating expenses. As a distributor of media content, we face potential liability for defamation, invasion of privacy, negligence, copyright or trademark infringement, obscenity, violation of rights of publicity and/or obscenity laws and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against broadcasters, publishers, online services and other disseminators of media content. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could have a material adverse effect on us. In addition, measures to reduce our exposure to liability in connection with content available through our internet websites could require us to take steps that would substantially limit the attractiveness of our internet websites and/or their availability in certain geographic areas, which could adversely affect our ability to generate revenue and could increase our operating expenses.

We may have difficulty scaling and adapting our existing network infrastructure to accommodate increased traffic and technology advances or changing business requirements, which could cause us to incur significant expenses and lead to the loss of users and advertisers. To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computer power we will need. We could incur substantial costs if we need to modify our websites or our infrastructure to adapt to technological changes. If we do not maintain our network infrastructure successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and our users' experience could decline. Maintaining an efficient and technologically advanced network infrastructure is particularly critical to our business because of the pictorial nature of the products and services provided on our websites. A decline in quality could damage our reputation and lead us to lose current and potential users and advertisers. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

Operating a network open to all internet users may result in legal consequences. Our Terms and Conditions clearly state that our network and services are only to be used by users who are over 13 years old. Although we will terminate accounts that are known to be held by persons age 13 or younger, it is impractical to independently verify that all activity occurring on our network fits into this description. As such, we run the risk of federal and state law enforcement prosecution.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Creatd, Inc.	100,000,000	Common Stock	100%

The Company's Securities

The Company has authorized the following securities:

- Common Stock
- Preferred Stock

Common Stock

The number of securities authorized is 500,000,000.

Voting Rights.
The holders of common stock shall have the right to one vote for each share of common stock then held thereby, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law and the bylaws of the Corporation.

Dividend Rights
Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the common stock shall be entitled to receive, when and as declared by the board of directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the board of directors.

Liquidation Rights
In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of preferred stock and common stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each such share held equal to the amount fixed and determined in accordance with the respective rights and priorities established by the board of directors. A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any material part of the assets of the Corporation (that does not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this paragraph.

No Preemptive Rights
No stockholders of the Corporation shall have any preference, preemptive right or right of subscription to acquire any shares of the Corporation authorized, issued or sold, or to be authorized, issued or sold and convertible into shares of the Corporation, nor to any right of subscription thereto, other than to the extent, if any, that the board of directors may determine from time to time.

Non-Assessment of Stock
The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed.

Preferred Stock

The number of securities authorized is 20,000,000.

Liquidation Rights
In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of preferred stock and common stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each such share held equal to the amount fixed and determined in accordance with the respective rights and priorities established by the board of directors. A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any material part of the assets of the Corporation (that does not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this paragraph.

No Preemptive Rights
No stockholders of the Corporation shall have any preference, preemptive right or right of subscription to acquire any shares of the Corporation authorized, issued or sold, or to be authorized, issued or sold and convertible into shares of the Corporation, nor to any right of subscription thereto, other than to the extent, if any, that the board of directors may determine from time to time.

Non-Assessment of Stock
The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed.

Redemption
In addition to the above, investors have the right to redeem the participating preferred back to the Company after 5 years at a face value of $20.

Dividend Rights
Each Share has a quarterly dividend right based on 2.5% of the Company's GAAP quarterly Net Revenues assuming 123,500 Shares are sold of the Securities.

Investors can choose to receive the quarterly dividend in cash or in Vocal, Inc. stock at a $60 million valuation.

Dilution

Even once the Participating Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, transfers are subject to contractual restrictions under the Operating Agreement of the Co-Issuer, and pursuant to the Company's Investor Rights Agreement, Right of First Refusal Agreement, and Voting Agreement in the event investors in the offering become direct holders of the Company's securities.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On July 31, 2023, Issued 100,000,000 shares of common stock to Creatd, Inc. upon formation of Vocal, Inc. as a private company, pursuant to Section 4(2) of the Securities Act of 1934.
- On August 18, 2023, Sold 1,500 in shares and raised $15,000 this Offering, which is modified by this material amendment.

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

All of the company's operations will be in Vocal Inc., but up until the formation of Vocal Inc. have been in the Company's parent company. The operating results reflect the performance for the years ended December 31, 2022 and December 31, 2021.

Results of Operations

Net revenue for fiscal year 2022 was $2,325,624 compared to $2,923,724 for fiscal year 2021, a decrease of $598,100 or 20%

Gross margins

Fiscal year 2022 gross margins (loss) increased by $244,733 over fiscal year 2021 gross margins (loss). Gross margins as a percentage of net revenues increased from -9.5% in 2021 to -1.4% in 2022.

Operating expenses

The operating expenses consist of, among other things, research and development expenses, marketing expenses, and general and administrative expenses. Operating expenses in fiscal year 2022 decreased $4,319,751 from fiscal year 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current working capital is provided by the Company's majority shareholder, Creatd, Inc. In addition, Vocal's payment processor, Stripe, offers the Company recurring lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your Company operations? Or do you have other funds or capital resources available?)

The Participating Preferred being issued in the current campaign is critical to Vocal because it will provide both operating working capital and funds to expand the platform through targeted marketing efforts.

Are the funds from this campaign necessary to the viability of the Company? (Of the total funds that your Company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are critical to the expansion of Vocal. While the development of Vocal has been funded entirely by its current majority shareholder, the Company currently is undercapitalized for its growth and expansion efforts.

How long will you be able to operate the Company if you raise your minimum? What expenses is this estimate based on?

If the Company raises its minimum, it will need to look to its majority shareholder for further funding, of which its majority shareholder has committed to provide the necessary funds to continue operations for the immediate foreseeable future. This is based on expense estimates of current staffing and platform maintenance.

How long will you be able to operate the Company if you raise your maximum funding goal?

If the maximum current funding goal of $1,234,995 is met, then the Company can continue operations for the immediate foreseeable future.

Are there any additional future sources of capital available to your Company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future funding from majority owner; Contemplation of expanded Reg CF; Continued recurring lines of credit from Stripe as described above.

Indebtedness

$482,560 in outstanding indebtedness as of June 30, 2023.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Percentage of Proceeds for a $10,000 Raise	Allocation After Offering Expense for a $1,234,995 Raise	Percentage of Proceeds for a $1233,970 Raise
Offering Costs	$10,000 (1)	100%	$167,974.58 (2)	13.60%
Working Capital	$0	0%	$1,067,020.42	86.40%
Product Development, IP & Inventory	$0	0%	$0	0%
Marketing	$0	0%	$0	0%
Salaries	$0	0%	$0	0%
Total	$10,000	100%	$1,234,995	100%

(1) Offering proceeds will only be used to pay the variable expenses and the other expenses will be borne by the Company. Total estimated offering costs for the Target Amount would be $850, which includes the following payments to DealMaker Securities LLC and affiliates –

- $850 commissions; and
- $9,150 of monthly fees.

(2) Total estimated offering costs for $1,234,995 would be $167,974.58 (including cash we receive as the Investor Transaction Fee of $30,875), which includes the following payments to DealMaker Securities LLC and affiliates --

- $104,974.58 commissions
- $18,000 setup payment; and
- $29,100 in monthly fees (comprising of marketing fees that were charged at $23,100, prior to removal of that service, and $2,000 per month account management fee assuming the offering remains open for three months).

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, DealMaker Securities will receive a $18,000 one-time administrative and compliance fee, and a $2,000 monthly fee maintenance fee for the technology platform. The services associated with previously disclosed marketing fees paid to DealMaker Securities LLC's affiliates, were canceled in October 2023. A fee of 23,100 for marketing services was charged prior to the services being cancelled. The Offering is still charged $2,000 for monthly account management.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2024.

Once posted, the annual report may be found on the Company's website at https://www.vocal.media/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.vocal.media

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Justin Maury*
Justin Maury
Chief Executive Officer, President
(Principal Executive Officer)
November 7, 2023

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Jeremy Frommer*
Jeremy Frommer
Chairman, Chief Financial Officer
(Principal Financial and Accounting Officer)
November 7, 2023

/s/ Peter Majar
Peter Majar
Director, Lead Board Member
November 7, 2023

/s/ Erica Wagner
Erica Wagner
Director
November 7, 2023

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
FINANCIAL STATEMENTS
(EXHIBIT B TO FORM C)
September 21, 2023

Vocal, Inc.
December 31, 2022 and 2021
Index to the Consolidated Financial Statements

Contents | **Page(s)**

Independent Accountant's Review Report

Board of Directors and Shareholder
Vocal, Inc.

We have reviewed the accompanying financial statements of Vocal, Inc., which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in parent's net investment, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Vocal, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations since inception, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas
September 20, 2023

Vocal, Inc.
Consolidated Balance Sheets

	December 31, 2022	December 31, 2021
Assets		
Current Assets		
Cash	$ 88,709	$ 786,449
Accounts receivable, net	160,573	137,905
Prepaid expenses and other current assets	23,712	48,495
Deposits and other assets	629,955	626,529
Inventory	16,374	-
Total Assets	**$ 919,323**	**$ 1,599,378**
Liabilities and Parent's Net Investment		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,722,457	$ 1,750,571
Note payable, net of debt discount and issuance costs	130,615	313,979
Deferred revenue	275,017	206,112
Total Current Liabilities	**3,128,089**	**2,270,662**
Non-Current Liabilities		
Note payable, net of debt discount and issuance costs	55,140	170,108
Total Non-Current Liabilities	55,140	170,108
Total Liabilities	3,183,229	2,440,770
Parent's Net Investment		
Parent's net investment in subsidiary	(2,263,906)	(841,392)
Total Liabilities and Parent's Net Investment	**$ 919,323**	**$ 1,599,378**

See Independent Accountants' Review Report and accompanying notes to these consolidated financials.

Vocal, Inc.
Consolidated Statements of Comprehensive Loss

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Net revenue	$ 2,325,624	$ 2,923,724
Cost of revenue	2,358,407	3,201,240
Gross loss	(32,783)	(277,516)
Operating expenses		
Compensation	1,904,659	3,444,637
Stock based compensation	864,507	1,727,021
Research and development	934,416	1,114,295
Marketing	2,722,579	8,664,284
General and administrative	280,874	574,199
Total operating expenses	6,707,035	15,524,436
Other income (expenses)		
Interest expense	(33,938)	(12,706)
Debt discount amortization	(19,452)	(11,713)
Other income (expenses), net	(53,390)	(24,419)
Loss before income tax provision	(6,793,208)	(15,826,371)
Income tax provision	-	-
Net loss	**(6,793,208)**	**(15,826,371)**
FX translation adjustment	(61,911)	(41,038)
Comprehensive loss	**$ (6,855,119)**	**$ (15,867,409)**

See Independent Accountants' Review Report and accompanying notes to these consolidated financials.

Vocal, Inc.
Consolidated Statement of Changes in Parent's Net Investment

	Parent's Net Investment in Subsidiary
Balance at December 31, 2020	$ -
Transfers to/from Parent, net	13,298,996
Issuance of Parent's common stock for stock based compensation	1,727,021
FX translation gain/loss	(41,038)
Net loss	(15,826,371)
Balance at December 31, 2021	(841,392)
Transfers to/from Parent, net	4,568,098
Issuance of Parent's common stock for stock based compensation	864,507
FX translation gain/loss	(61,911)
Net loss	(6,793,208)
Balance at December 31, 2022	$ (2,263,906)

See Independent Accountants' Review Report and accompanying notes to these consolidated financials.

Vocal, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (6,793,208)	$ (15,826,371)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation	864,507	1,727,021
Accretion of debt discount	19,452	11,713
FX translation adjustment	(61,911)	(41,038)
Changes in operating assets and liabilities:		
Accounts receivable	(22,668)	(137,905)
Prepaid expenses and other current assets	24,783	(48,495)
Deposits and other assets	(3,426)	(626,529)
Inventory	(16,374)	-
Accounts payable and accrued expenses	971,886	1,750,571
Deferred revenue	68,905	206,112
Net Cash Used In Operating Activities	(4,948,054)	(12,984,921)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of notes	353,188	910,524
Repayment of notes	(670,972)	(438,150)
Parent's Net Investment	4,568,098	13,298,996
Net Cash Provided By Financing Activities	4,250,314	13,771,370
Net Change in Cash	(697,740)	786,449
Cash - Beginning of year	786,449	-
Cash - End of year	$ 88,709	$ 786,449

See Independent Accountants' Review Report and accompanying notes to these consolidated financials.

Vocal, Inc.
December 31, 2022 and 2021
Notes to the Consolidated Financial Statements

Note 1 – Organization and Operations

Vocal, Inc. ("we," "us," the "Company," or "Vocal"), is a core platform that is highly scalable on its own but also provides the foundation upon which other revenue sources rely. The first direct core business of Vocal has proven to be a scalable revenue source—Creator Subscriptions. The core will be augmented in the near term with the introduction of the ability for writers and creators to monetize their followings further by directly charging for premium content such as newsletters. Vocal will charge a recurring commission on these new premium content subscriptions. As discussed above, the core Vocal platform underlies numerous derivative revenue sources for the Company.
Vocal firmly believes that the future belongs to creators and we are proud to be leading the charge in providing them with the tools, resources, and opportunities they need to succeed.

The Company was originally incorporated under the laws of the State of Nevada on August 1, 2023. Prior to this date, the Company was a business line of Creatd, Inc. (the "Parent").

Note 2 – Significant Accounting Policies and Practices

Management of the Company is responsible for the selection and use of appropriate accounting policies and the appropriateness of accounting policies and their application. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company's significant and critical accounting policies and practices are disclosed below as required by the accounting principles generally accepted in the United States of America.

Use of Estimates and Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

These significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to these estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. The Company uses estimates in accounting for, among other items, revenue recognition, allowance for doubtful accounts, stock-based compensation, income tax provisions, excess and obsolete inventory reserve, and impairment of intellectual property.

Actual results could differ from those estimates.

Principles of consolidation

The Company consolidates all majority-owned subsidiaries, if any, in which the parent's power to control exists.

As of December 31, 2021, and December 31, 2022, the Company's consolidated subsidiaries and/or entities are as follows:

Name of combined affiliate	State or other jurisdiction of incorporation or organization	Company Ownership Interest
Abacus Tech Pty Ltd	Australia	100%

Fair Value of Financial Instruments

The fair value measurement disclosures are grouped into three levels based on valuation factors:

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments and market corroborated inputs)
- Level 3 – significant unobservable inputs (including our own assumptions in determining the fair value of investments)

The Company's Level 1 assets/liabilities include cash, accounts receivable, accounts payable, prepaid and other current assets. Management believes the estimated fair value of these accounts at December 31, 2021 and 2022, approximate their carrying value as reflected in the balance sheets due to the short-term nature of these instruments or the use of market interest rates for debt instruments.

The Company's Level 2 assets/liabilities include certain of the Company's notes payable. Their carrying value approximates their fair values based upon a comparison of the interest rate and terms of such debt given the level of risk to the rates and terms of similar debt currently available to the Company in the marketplace.

The Company does not currently have any Level 3 assets/liabilities. Inputs to determine fair value are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021 or 2022.

At times, cash balances may exceed the Federal Deposit Insurance Corporation ("FDIC") or Financial Claims Scheme ("FCS") insurable limits. The Company has never experienced any losses related to these balances. The Company does not believe it is exposed to significant credit risk on cash and cash equivalents.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company provides credit in the normal course of business. The Company maintains allowances for credit losses on factors surrounding the credit risk of specific customers, historical trends, and other information.

The Company operates in Australia and held total assets of $1,042,902 and $700,268 as of December 31, 2021, and December 31, 2022, respectively. It is reasonably possible that operations located outside an entity's home country will be disrupted in the near term.

Commitments and Contingencies

The Company follows subtopic 450-20 of the FASB ASC to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's condensed consolidated financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Foreign Currency

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at our Condensed Consolidated Balance Sheet dates. Results of operations and cash flows are translated using the average exchange rates throughout the periods. Gains and losses from foreign currency transactions, which are included in operating expenses, have not been significant in any period presented.

Revenue Recognition

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price. The transaction price for any given subscriber could decrease based on any payments made to that subscriber. A subscriber may be eligible for payment through one or more of the monetization features offered to Vocal creators, including earnings through reads (on a cost per mille basis) and cash prizes offered to Challenge winners;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Revenue disaggregated by revenue source for the years ended December 31, 2022 and 2021 consists of the following:

	Years Ended December 31,	
	2022	2021
Branded Content	$ 709,346	$ 997,350
Creator Subscriptions	1,616,278	1,926,374
	$ 2,325,624	$ 2,923,724

Branded Content

Branded content represents the revenue recognized from the Company's obligation to create and publish branded articles and/or branded challenges for clients on the Vocal platform and promote said stories, tracking engagement for the client. In the case of branded articles, the performance obligation is satisfied when the Company successfully publishes the articles on its platform and meets any required promotional milestones as per the contract. In the case of branded challenges, the performance obligation is satisfied when the Company successfully closes the challenge and winners have been announced. The Company utilizes the completed contract method when revenue is recognized over time as the services are performed and any required milestones are met. Certain contracts contain separate milestones whereas the Company separates its performance obligations and utilizes the stand-alone selling price method and residual method to determine the estimate of the allocation of the transaction price.

Below are the significant components of a typical agreement pertaining to branded content revenue:

- The Company collects fixed fees ranging from $10,000 to $110,000, with branded challenges ranging from $10,000 to $25,000 and branded articles ranging from $2,500 to $10,000 per article.
- Branded articles are created and published, and challenges are completed, within three months of the signed agreement, or as previously negotiated with the client.
- Branded articles and challenges are promoted per the contract and engagement reports are provided to the client.
- Most contracts include provisions for clients to acquire content rights at the end of the campaign for a flat fee.

Creator Subscriptions

Vocal+ is a premium subscription offering for Vocal creators. In addition to joining for free, Vocal creators now have the option to sign up for a Vocal+ membership for either $9.99 monthly or $99 annually, though these amounts are subject to promotional discounts and free trials. Vocal+ subscribers receive access to value-added features such as increased rate of cost per mille (thousand) ("CPM") monetization, a decreased minimum withdrawal threshold, a discount on platform processing fees, member badges for their profiles, access to exclusive Vocal+ Challenges, and early access to new Vocal features. Subscription revenues stem from both monthly and annual subscriptions, the latter of which is amortized over a twelve-month period. Any customer payments received are recognized over the subscription period, with any payments received in advance being deferred until they are earned.

The transaction price for any given subscriber could decrease based on any payments made to that subscriber. A subscriber may be eligible for payment through one or more of the monetization features offered to Vocal creators, including earnings through reads (on a cost per mille basis) and cash prizes offered to Challenge winners. Potential revenue offset is calculated by reviewing a subscriber's earnings in conjunction with payments made by the subscriber on a monthly and/or annual basis.

Deferred Revenue

Deferred revenue consists of billings and payments from clients in advance of revenue recognition. The Company has two types of deferred revenue, subscription revenue whereas the revenue is recognized over the subscription period and contract liabilities where the performance obligation was not satisfied. The Company will recognize the deferred revenue within the next twelve months. As of December 31, 2022, and 2021, the Company had deferred revenue of $275,017 and $206,112 respectively.

Accounts Receivable and Allowances

Accounts receivable are recorded and carried when the Company has performed the work in accordance with branded content agreements. For example, we bill the client and record the receivable once milestones in the branded content agreement are reached. As of December 31, 2022, the Company had accounts receivable of $160,573. As of December 31, 2021, the Company had accounts receivable of $137,905. Management determined that there was no allowance for doubtful accounts as of December 31, 2021 and 2022.

Stock-Based Compensation

The Company recognizes compensation expense for all equity–based payments granted by Creatd, Inc. that are attributable to Vocal's operations in accordance with Accounting Standards Codification ("ASC") 718 "Compensation – Stock Compensation". Under fair value recognition provisions, the Company recognizes equity–based compensation over the requisite service period of the award. The company has a relatively low forfeiture rate of stock-based compensation and forfeitures are recognized as they occur.

Restricted stock awards are granted at the discretion of Creatd, Inc. and allocated to the Company as applicable. These awards are restricted as to the transfer of ownership and generally vest over the requisite service periods.

The fair value of an option award is estimated on the date of grant using the Black–Scholes option valuation model. The Black–Scholes option valuation model requires the development of assumptions that are inputs into the model. These assumptions are the value of the underlying share, the expected stock volatility, the risk–free interest rate, the expected life of the option, the dividend yield on the underlying stock and forfeitures are recognized as they occur. Expected volatility is derived from the Creatd, Inc.'s historical data over the expected option life and other appropriate factors. Risk–free interest rates are calculated based on continuously compounded risk–free rates for the appropriate term. The dividend yield is assumed to be zero as neither Creatd, Inc. or the Company have ever paid or declared any cash dividends on its Common stock and does not intend to pay dividends on its Common stock in the foreseeable future. Forfeitures are recognized as they occur.

Determining the appropriate fair value model and calculating the fair value of equity–based payment awards requires the input of the subjective assumptions described above. The assumptions used in calculating the fair value of equity–based payment awards represent management's best estimates, which involve inherent uncertainties and the application of management's judgment. As a result, if factors change and the Company uses different assumptions, our equity–based compensation could be materially different in the future. Creatd, Inc. issues awards of equity instruments, such as stock options and restricted stock units, to employees and certain non-employee directors. Compensation expense related to these awards that are attributable to the Company's operations is based on the fair value of the underlying stock on the award date and is amortized over the service period, defined as the vesting period. The vesting period is generally one to three years. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of Creatd Inc.'s common stock at the date of grant is used for restricted stock units. Compensation expense is reduced for actual forfeitures as they occur.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable tax rates. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates.

Tax benefits are recognized from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by a tax authority and based upon the technical merits of the tax position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement. An unrecognized tax benefit, or a portion thereof, is presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed.

Recent Accounting Guidance Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments ("ASU-2016-13"). ASU 2016-13 affects loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. On October 16, 2019, FASB approved a final ASU delaying the effective date of ASU 2016-13 for small reporting companies to interim and annual periods beginning after December 15, 2022. The Company is currently evaluating the impact of these amendments to the Company's financial position and results of operations and currently does not know or cannot reasonably quantify the impact of the adoption of the amendments as a result of the complexity and extensive changes from the amendments. The adoption of the guidance will affect disclosures and estimates around accounts receivable.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805), Which aims to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in recognition and payment terms that effect subsequent revenue recognition. ASU 2021-08 is effective for the fiscal year beginning after December 15, 2022, including interim periods within that fiscal year. The Company expects that there would be no material impact on the Company's consolidated financial statements upon the adoption of this ASU.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying consolidated financial statements.

Note 3 – Going Concern

The Company's consolidated financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, as of December 31, 2021, the Company had a net loss of $15.9 million and net cash used in operating activities of $13.0 million for the year then ended. As of December 31, 2022, the Company had a net loss of $6.8 million, an accumulated loss of $14.1 million, and net cash used in operations of $5.0 million. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance of these financial statements.

The Company is attempting to further implement its business plan and generate sufficient revenues; however, its cash position may not be sufficient to support its daily operations. While the Company believes in the viability of its strategy to further implement its business plan and generate sufficient revenues and in its ability to raise additional funds, there can be no assurance that it will be able to do so on reasonable terms, or at all. The ability of the Company to continue as a going concern is dependent upon its ability to further implement its business plan and generate sufficient revenues and its ability to raise additional funds by way of a public or private offering.

The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 – Notes Payable

As Vocal, Inc. was not incorporated until August 1, 2023, the below Notes Payable were entered into by the Parent. They are included here due to their direct relationship with Vocal's business and the carved-out financials presented in this filing.

Notes payable as of December 31, 2022 and 2021 is as follows:

	Outstanding Principal as of			
	December 31, 2022	**December 31, 2021**	**Interest Rate**	**Maturity Date**
The First December 2021 Loan Agreement	-	185,655	10%	June 2023
The Second December 2021 Loan Agreement	-	313,979	14%	June 2022
The First August 2022 Loan Agreement	130,615	-	14%	November 2022
The November 2022 Loan Agreement	68,211	-	-%	June 2023
	198,826	499,634		
Less: Debt Discount	(13,071)	(15,547)		
Less: Debt Issuance Costs	-	-		
	185,755	484,087		
Less: Current Debt	(130,615)	(313,979)		

Total Long-Term Debt	$ 55,140	$ 170,108

The October 2020 Loan Agreement

On October 6, 2020, the Parent entered into a secured loan agreement (the "October 2020 Loan Agreement") with a lender (the "October 2020 Lender"), whereby the October 2020 Lender issued the Parent a secured promissory note of $74,300 AUD or $54,412 United States Dollars (the "October 2020 Note"). Pursuant to the October 2020 Loan Agreement, the October 2020 Note has an effective interest rate of 14%. The maturity date of the October 2020 Note is September 30, 2021 (the "October 2020 Maturity Date") at which time all outstanding principal, accrued and unpaid interest and other amounts due under the October 2020 Loan Agreement are due. The loan is secured by the Australian research & development credit.

During the year ended December 31, 2021, the Parent accrued $4,850 AUD, or $3,631 USD, in interest.

During the year ended December 31, 2021, the Parent repaid all outstanding principal and interest from our R&D tax credit receivable.

The February 2021 Loan Agreement

On February 24, 2021, the Parent entered into a secured loan agreement (the "February 2021 Loan Agreement") with a lender (the "February 2021 Lender"), whereby the February 2021 Lender issued the Parent a secured promissory note of $111,683 AUD or $81,789 United States Dollars (the "February 2021 Note"). Pursuant to the February 2021 Loan Agreement, the February 2021 Note has an effective interest rate of 14%. The maturity date of the February 2021 Note is July 31, 2021 (the "February 2021 Maturity Date") at which time all outstanding principal, accrued and unpaid interest and other amounts due under the February 2021 Loan Agreement are due. The loan is secured by the Australian research & development credit.

During the year ended December 31, 2021, the Parent accrued $9,339 AUD, or $6,992 USD, in interest.

During the year ended December 31, 2021, the Parent's repaid all outstanding principal. and interest from our R&D tax credit receivable.

The April 2021 Loan Agreement

On April 9, 2021, the Parent entered into a loan agreement (the "April 2021 Loan Agreement") with a lender (the "April 2021 Lender") whereby the April 2021 Lender issued the Parent a promissory note of $128,110 (the "April 2021 Note"). Pursuant to the April 2021 Loan Agreement, the April 2021 Note has an effective interest rate of 11%. The maturity date of the April 2021 Note is October 8, 2022 (the "April 2021 Maturity Date"), at which time all outstanding principal, accrued and unpaid interest and other amounts due under the April 2021 Note are due.

During the year ended December 31, 2021, the Parent repaid $92,140 in principal with cash from operations and repaid $35,970 with proceeds from the July 2021 Loan Agreement. As part of the conversion the Parent recorded $8,341 of unamortized debt discount as extinguishment expense.

The July 2021 Loan Agreement

On July 2, 2021, the Parent entered into a loan agreement (the "July 2021 Loan Agreement") with a lender (the "July 2021 Lender") whereby the July 2021 Lender issued the Parent a promissory note of $137,625 (the "July 2021 Note"). Pursuant to the July 2021 Loan Agreement, the July 2021 Note has an effective interest rate of 10%. The maturity date of the July 2021 Note is December 31, 2022 (the "July 2021 Maturity Date"), at which time all outstanding principal, accrued and unpaid interest and other amounts due under the July 2021 Note are due.

During the year ended December 31, 2021, the Parent repaid $113,606 in principal with cash from operations and repaid $24,019 with proceeds from the Second December 2021 Loan. As part of the conversion the Parent recorded $7,109 of unamortized debt discount as extinguishment expense.

The First December 2021 Loan Agreement

On December 3, 2021, the Parent entered into a loan agreement (the "First December 2021 Loan Agreement") with a lender (the "First December 2021 Lender") whereby the First December 2021 Lender issued the Parent a promissory note of $191,975 (the "First December 2021 Note"). Pursuant to the First December 2021 Loan Agreement, the First December 2021 Note has an effective interest rate of 9%. The maturity date of the First December 2021 Note is June 3, 2023 (the "First December 2021 Maturity Date"), at which time all outstanding principal, accrued and unpaid interest and other amounts due under the First December 2021 Note are due.

During the year ended December 31, 2021, the Parent repaid $6,320 in principal.

During the year ended December 31, 2022, the Parent repaid $185,655 in principal.

The Second December 2021 Loan Agreement

On December 14, 2021, the Parent entered into a secured loan agreement (the "Second December 2021 Loan Agreement") with a lender (the "Second December 2021 Lender"), whereby the Second December 2021 Lender issued the Parent a secured promissory note of $438,096 AUD or $329,127 United States Dollars (the "Second December 2021 Note"). Pursuant to the Second December 2021 Loan Agreement, the Second December 2021 Note has an effective interest rate of 14%. The maturity date of the Second December 2021 Note is June 30, 2022 (the "Second December 2021 Maturity Date") at which time all outstanding principal, accrued and unpaid interest and other amounts due under the Second December 2021 Loan Agreement are due. The Parent has the option to extend the Maturity date by 60 days. The loan is secured by the Australian research & development credit.

During the year ended December 31, 2022, the Parent repaid $293,499 of principal and $26,115 of interest.

The First February 2022 Loan Agreement

On February 22, 2022, the Parent entered into a secured loan agreement (the "First February 2022 Loan Agreement") with a lender (the "First February 2022 Lender"), whereby the First February 2022 Lender issued the Parent a secured promissory note of $222,540 AUD or $159,223 United States Dollars (the "First February 2022 Note"). Pursuant to the First February 2022 Loan Agreement, the First February 2022 Note has an effective interest rate of 14%. The maturity date of the First February 2022 Note is June 30, 2022 (the "First February 2022 Maturity Date") at which time all outstanding principal, accrued and unpaid interest and other amounts due under the First February 2022 Loan Agreement are due. The Parent has the option to extend the Maturity date by 60 days. The loan is secured by the Australian research & development credit.

During the year ended December 31, 2022, the Parent repaid $159,223 of principal and $8,120 of interest.

The First August 2022 Loan Agreement

On August 18, 2022, the Parent entered into a secured loan agreement (the "First August 2022 Loan Agreement") with a lender (the "First August 2022 Lender"), whereby the First August 2022 Lender issued the Parent a secured promissory note of $193,500 AUD or $130,615 United States Dollars (the "First August 2022 Note"). Pursuant to the First August 2022 Loan Agreement, the First August 2022 Note has an effective interest rate of 14%. The maturity date of the First August 2022 Note is June 30, 2023 (the "First August 2022 Maturity Date") at which time all outstanding principal, accrued and unpaid interest and other amounts due under the First August 2022 Loan Agreement are due. The Parent has the option to extend the Maturity date by 60 days. The loan is secured by the Australian research & development credit.

During the year ended December 31, 2022, the Parent accrued $2,037 AUD, or $1,435 USD, in interest.

Note 5 – Stockholders' Equity

Shares Authorized

Vocal, Inc. is authorized to issue up to five hundred and twenty million (520,000,000) shares of capital stock, of which one five hundred million (500,000,000) shares are designated as common stock, par value $0.001 per share, and twenty million (20,000,000) are designated as preferred stock, par value $0.001 per share.

Note 6 – Income Tax Provision in the Consolidated Statements of Operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Federal statutory income tax rate	21.0%	21.0%
State tax rate, net of federal benefit	7.1%	7.1%
Change in valuation allowance on net operating loss carry-forwards	(28.1)%	(28.1)%
Effective income tax rate	0.0%	0.0%

As Vocal, Inc. was not incorporated until August 1, 2023, there are no deferred tax assets or liabilities as of the reporting dates.
On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the "Code"). The Act reduces the federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017. ASC 470 requires the Company to remeasure the existing net deferred tax asset in the period of enactment. The Act also provides for immediate expensing of 100% or the costs of qualified property that is incurred and placed in service during the period from September 27, 2017, to December 31, 2022. Beginning January 1, 2023, the immediate expensing provision is phased down by 20% per year until it is completely phased out as of January 1, 2027. Additionally, effective January 1, 2018, the Act imposes possible limitations on the deductibility of interest expense. As a result of the provisions of the Act, the Company's deduction for interest expense could be limited in future years. The effects of other provisions of the Act are not expected to have a material impact on the Company's financial statements.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to provide guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that begins in the reporting period that includes the Act's enactment date and ends when an entity has obtained, prepared and analyzed the information that was needed in order to complete the accounting requirements under ASC 720. However, in no circumstance should the measurement period extend beyond one year from the enactment date. In accordance with SAB 118, a company must reflect in its financial statements the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. SAB 118 provides that to the extent that a company's accounting for certain income tax effects of the Tax Act is incomplete, but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

Federal and state tax laws impose limitations on the utilization of net operating losses and credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. Accordingly, the Company's ability to utilize these carryforwards may be limited as a result of an ownership change which may have already happened or may happen in the future. Such an ownership change could result in a limitation in the use of the net operating losses in future years and possibly a reduction of the net operating losses available.

Note 7 – Subsequent Events

Subsequent to December 31, 2022, Vocal, Inc. was incorporated as a wholly-owned subsidiary of Creatd, Inc. Vocal, Inc. has launched a Regulation CF Offering to offer up to 123,500 shares of Participating Preferred Stock at $10 per share, for an offering size of $1,235,000 to both accredited and unaccredited investors.

Vocal, Inc.
June 30, 2023
Index to the Condensed Consolidated Financial Statements

Independent Accountant's Review Report

Board of Directors and Shareholder
Vocal, Inc.

We have reviewed the accompanying financial statements of Vocal, Inc., which comprise the consolidated balance sheets as of June 30, 2023 and December 31, 2023, and the related consolidated statements of comprehensive loss, changes in parent's net investment, and cash flows for the six months ended June 30, 2023 and 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Vocal, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations since inception, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas
September 20, 2023

Vocal, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2023	December 31, 2022
Assets		
Current Assets		
Cash	$ 43,227	$ 88,709
Accounts receivable, net	25,580	160,573
Prepaid expenses and other current assets	-	23,712
Deposits and other assets	922,362	629,955
Inventory	16,374	16,374
Total Assets	**$ 1,007,543**	**$ 919,323**
Liabilities and Parent's Net Investment		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,986,982	$ 2,722,457
Note payable, net of debt discount and issuance costs	452,506	130,615
Deferred revenue	314,464	275,017
Total Current Liabilities	**$ 3,753,952**	**$ 3,128,089**
Non-Current Liabilities		
Note payable, net of debt discount and issuance costs	54,180	55,140
Total Non-Current Liabilities	55,180	55,140
Total Liabilities	3,808,132	3,183,229
Parent's net investment in subsidiary	(2,800,589)	(2,263,906)
Total Liabilities and Parent's Net Investment	**$ 1,007,543**	**$ 919,323**

See Independent Accountants' Review Report and accompanying notes to these consolidated financials.

Vocal, Inc.
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Net revenue	$ 994,723	$ 1,004,941
Cost of revenue	625,601	1,424,832
Gross margin (loss)	369,122	(419,891)
Operating expenses		
Compensation	979,129	264,820
Stock based compensation	3,533,047	665,492
Research and development	183,029	269,600
Marketing	631,141	1,635,777
General and administrative	588,436	349,108
Total operating expenses	5,914,782	3,184,797
Other income (expenses)		
Interest expense	(31,949)	(28,328)
Debt discount amortization	(16,290)	-
Other income (expenses), net	(48,239)	(28,328)
Loss before income tax provision	(5,593,899)	(3,633,016)
Income tax provision	-	-
Net loss	**(5,593,899)**	**(3,633,016)**
FX translation adjustment	129,970	(29,609)
Comprehensive loss	**$ (5,463,929)**	**$ (3,622,625)**

See Independent Accountants' Review Report and accompanying notes to these consolidated financials.

Vocal, Inc.

Condensed Consolidated Statement of Changes in Parent's Net Investment

(Unaudited)

		Parent's Net Investment in Subsidiary
Balance at December 31, 2021		(841,392)
Transfers to/from Parent, net		2,632,034
Issuance of Parent's common stock for stock based compensation		655,492
FX translation gain/loss		(29,609)
Net loss		(3,633,016)
Balance at June 30, 2022	$	(1,206,491)
Balance at December 31, 2022	$	(2,263,906)
Transfers to/from Parent, net		1,394,199
Issuance of Parent's common stock for stock based compensation		3,533,047
FX translation gain/loss		129,970
Net loss		(5,593,800)
Balance at June 30, 2023	$	(2,800,589)

See Independent Accountants' Review Report and accompanying notes to these consolidated financials.

Vocal, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the 6 Months Ended June 30, 2023	For the 6 Months Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,593,899)	$ (3,633,016)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation	3,533,047	665,492
Accretion of debt discount	16,290	-
FX translation adjustment	129,970	(29,609)
Changes in operating assets and liabilities:		
Accounts receivable	134,993	28,545
Prepaid expenses and other current assets	23,712	6,983
Deposits and other assets	(292,407)	(350,215)
Inventory	-	-
Accounts payable and accrued expenses	264,525	27,874
Deferred revenue	39,447	-
Net Cash Used In Operating Activities	(1,744,322)	(3,283,946)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of notes	424,091	-
Repayment of notes	(119,450)	-
Parent's Net Investment	1,394,199	2,632,034
Net Cash Provided By Financing Activities	1,698,840	2,632,034
Net Change in Cash	(45,482)	(651,912)
Cash - Beginning of year	88,709	786,449
Cash - End of year	$ 43,227	$ 134,537

See Independent Accountants' Review Report and accompanying notes to these consolidated financials.

Vocal, Inc.
June 30, 2023
Notes to the Condensed Consolidated Financial Statements

Note 1 – Organization and Operations

Vocal, Inc. ("we," "us," the "Company," or "Vocal"), is a core platform that is highly scalable on its own but also provides the foundation upon which other revenue sources rely. The first direct core business of Vocal has proven to be a scalable revenue source—Creator Subscriptions. The core will be augmented in the near term with the introduction of the ability for writers and creators to monetize their followings further by directly charging for premium content such as newsletters. Vocal will charge a recurring commission on these new premium content subscriptions. As discussed above, the core Vocal platform underlies numerous derivative revenue sources for the Company.

Vocal firmly believes that the future belongs to creators and we are proud to be leading the charge in providing them with the tools, resources, and opportunities they need to succeed.

The Company was originally incorporated under the laws of the State of Nevada on August 1, 2023. Prior to this date, the Company was a business line of Creatd, Inc. (the "Parent").

Note 2 – Significant Accounting Policies and Practices

Management of the Company is responsible for the selection and use of appropriate accounting policies and the appropriateness of accounting policies and their application. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company's significant and critical accounting policies and practices are disclosed below as required by the accounting principles generally accepted in the United States of America.

Basis of Presentation

The Company's condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and following the requirements of the U.S. Securities and Exchange Commission ("SEC") for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These interim financial statements have been prepared on the same basis as the Company's annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair statement of the Company's financial information. These interim results are not necessarily indicative of the results to be expected for the year ending December 31, 2023, or any other interim period or for any other future year. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's unaudited consolidated financial statements and the notes thereto for the year ended December 31, 2022, included previously in this document. The balance sheet as of December 31, 2022, has been derived from reviewed financial statements at that date but does not include all of the information required by U.S. GAAP for complete financial statements.

Use of Estimates and Critical Accounting Estimates and Assumptions

The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

These significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to these estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. The Company uses estimates in accounting for, among other items, revenue recognition, allowance for doubtful accounts, stock-based compensation, income tax provisions, excess and obsolete inventory reserve, and impairment of intellectual property.

Actual results could differ from those estimates.

Principles of consolidation

Vocal, Inc. was incorporated as its own entity on June 30, 2023. The Company is part of Creatd, Inc.'s consolidated operations. For the periods ending December 31, 2021, December 31, 2022, and June 30, 2023, the Company has been carved out of Creatd's consolidated operations for the purpose of presenting the Company on a standalone basis. Creatd uses a centralized approach to cash management and financing its operations, including the operations of the Company. Transactions between Creatd and the Company during the reported periods are accounted for through Parent's Net Investment.

Management believes the assumptions underlying the Company's standalone financial statements are reasonable. Nevertheless, the financial statements for the periods reported may not include all of the actual expenses that would have been incurred had the Company operated as a standalone company during that period. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

The expenses of the Company for the reported periods have been allocated by management between the Company and Creatd based either on specific attribution of those expenses or, where necessary, based on management's best estimate of an appropriate proportional allocation.

The Company consolidates all majority-owned subsidiaries, if any, in which the parent's power to control exists. All consolidated subsidiaries report based on a year ending of December 31.

As of June 30, 2023, the Company's consolidated subsidiaries and/or entities are as follows:

Name of combined affiliate	**State or other jurisdiction of incorporation or organization**	**Company Ownership Interest**
Abacus Tech Pty Ltd	Australia	100%

All inter-company balances and transactions have been eliminated.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

At times, cash balances may exceed the Federal Deposit Insurance Corporation ("FDIC") or Financial Claims Scheme ("FCS") insurable limits. The Company has never experienced any losses related to these balances. The Company does not believe it is exposed to significant credit risk on cash and cash equivalents. The Company had no cash equivalents as of June 30, 2022 or 2023.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company provides credit in the normal course of business. The Company maintains allowances for credit losses on factors surrounding the credit risk of specific customers, historical trends, and other information.

The Company operates in Australia and held total assets of $980,404 as of June 30, 2023. It is reasonably possible that operations located outside an entity's home country will be disrupted in the near term.

Commitments and Contingencies

The Company follows subtopic 450-20 of the FASB ASC to report accounting for contingencies. Certain conditions may exist as of the date the condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's condensed consolidated financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Foreign Currency

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at our Consolidated Balance Sheet dates. Results of operations and cash flows are translated using the average exchange rates throughout the periods. Gains and losses from foreign currency transactions, which are included in operating expenses, have not been significant in any period presented.

Revenue Recognition

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price. The transaction price for any given subscriber could decrease based on any payments made to that subscriber. A subscriber may be eligible for payment through one or more of the monetization features offered to Vocal creators, including earnings through reads (on a cost per mille basis) and cash prizes offered to Challenge winners;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Vocal+ is a premium subscription offering for Vocal creators. In addition to joining for free, Vocal creators now have the option to sign up for a Vocal+ membership for either $9.99 monthly or $99 annually, though these amounts are subject to promotional discounts and free trials. Vocal+ subscribers receive access to value-added features such as increased rate of cost per mille (thousand) ("CPM") monetization, a decreased minimum withdrawal threshold, a discount on platform processing fees, member badges for their profiles, access to exclusive Vocal+ Challenges, and early access to new Vocal features. Subscription revenues stem from both monthly and annual subscriptions, the latter of which is amortized over a twelve-month period. Any customer payments received are recognized over the subscription period, with any payments received in advance being deferred until they are earned.

The transaction price for any given subscriber could decrease based on any payments made to that subscriber. A subscriber may be eligible for payment through one or more of the monetization features offered to Vocal creators, including earnings through reads (on a cost per mille basis) and cash prizes offered to Challenge winners. Potential revenue offset is calculated by reviewing a subscriber's earnings in conjunction with payments made by the subscriber on a monthly and/or annual basis.

Branded Content

Branded content represents the revenue recognized from the Company's obligation to create and publish branded articles and/or branded challenges for clients on the Vocal platform and promote said stories, tracking engagement for the client. In the case of branded articles, the performance obligation is satisfied when the Company successfully publishes the articles on its platform and meets any required promotional milestones as per the contract. In the case of branded challenges, the performance obligation is satisfied when the Company successfully closes the challenge and winners have been announced. The Company utilizes the completed contract method when revenue is recognized over time as the services are performed and any required milestones are met. Certain contracts contain separate milestones whereas the Company separates its performance obligations and utilizes the stand-alone selling price method and residual method to determine the estimate of the allocation of the transaction price.

Below are the significant components of a typical agreement pertaining to branded content revenue:

- The Company collects fixed fees ranging from $5,000 to $60,000, with branded challenges ranging from $10,000 to $25,000 and branded articles ranging from $2,500 to $10,000 per article.
- Branded articles are created and published, and challenges are completed, within three months of the signed

agreement, or as previously negotiated with the client.

- Branded articles and challenges are promoted per the contract and engagement reports are provided to the client.
- Most contracts include provisions for clients to acquire content rights at the end of the campaign for a flat fee.

Deferred Revenue

Deferred revenue consists of billings and payments from clients in advance of revenue recognition. The Company has two types of deferred revenue, subscription revenue whereas the revenue is recognized over the subscription period and contract liabilities where the performance obligation was not satisfied. The Company will recognize the deferred revenue within the next twelve months. As of June 30, 2023, the Company had deferred revenue of $314,464 and as of December 31, 2022, the Company had deferred revenue of $275,017.

Accounts Receivable and Allowances

Accounts receivable are recorded and carried when the Company has performed the work in accordance with branded content agreements. For example, we bill the client and record the receivable once milestones in the branded content agreement are reached. The Company had accounts receivable of $25,580 as of June 30, 2023 and accounts receivable of $160,573 as of December 31, 2022. Management determined that there was no allowance for doubtful accounts as of June 30, 2023 or December 31, 2022.

Stock-Based Compensation

The Company recognizes compensation expense for all equity–based payments granted in accordance with Accounting Standards Codification ("ASC") 718 "Compensation – Stock Compensation". Under fair value recognition provisions, the Company recognizes equity–based compensation over the requisite service period of the award. The company has a relatively low forfeiture rate of stock-based compensation and forfeitures are recognized as they occur.

Restricted stock awards are granted at the discretion of the Company. These awards are restricted as to the transfer of ownership and generally vest over the requisite service periods.

The fair value of an option award is estimated on the date of grant using the Black–Scholes option valuation model. The Black–Scholes option valuation model requires the development of assumptions that are inputs into the model. These assumptions are the value of the underlying share, the expected stock volatility, the risk–free interest rate, the expected life of the option, the dividend yield on the underlying stock and forfeitures are recognized as they occur. Expected volatility is derived from the Company's historical data over the expected option life and other appropriate factors. Risk–free interest rates are calculated based on continuously compounded risk–free rates for the appropriate term. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its Common stock and does not intend to pay dividends on its Common stock in the foreseeable future. Forfeitures are recognized as they occur.

Determining the appropriate fair value model and calculating the fair value of equity–based payment awards requires the input of the subjective assumptions described above. The assumptions used in calculating the fair value of equity–based payment awards represent management's best estimates, which involve inherent uncertainties and the application of management's judgment. As a result, if factors change and the Company uses different assumptions, our equity–based compensation could be materially different in the future. The Company issues awards of equity instruments, such as stock options and restricted stock units, to employees and certain non-employee directors. Compensation expense related to these awards is based on the fair value of the underlying stock on the award date and is amortized over the service period, defined as the vesting period. The vesting period is generally one to three years. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock units. Compensation expense is reduced for actual forfeitures as they occur.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable tax rates. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates.

Tax benefits are recognized from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by a tax authority and based upon the technical merits of the tax position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement. An unrecognized tax benefit, or a portion thereof, is presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed.

Recent Accounting Guidance Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments ("ASU-2016-13"). ASU 2016-13 affects loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. On October 16, 2019, FASB approved a final ASU delaying the effective date of ASU 2016-13 for small reporting companies to interim and annual periods beginning after December 15, 2022. The Company is currently evaluating the impact of these amendments to the Company's financial position and results of operations and currently does not know or cannot reasonably quantify the impact of the adoption of the amendments as a result of the complexity and extensive changes from the amendments. The adoption of the guidance will affect disclosures and estimates around accounts receivable.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805), Which aims to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in recognition and payment terms that effect subsequent revenue recognition. ASU 2021-08 is effective for the fiscal year beginning after December 15, 2022, including interim periods within that fiscal year. The Company expects that there would be no material impact on the Company's consolidated financial statements upon the adoption of this ASU.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying condensed consolidated financial statements.

Note 3 – Going Concern

The Company's condensed consolidated financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, as of June 30, 2023, the Company had a net loss of $5.6 million, an accumulated loss of $20.1 million, and net cash used in operating activities of $1.7 million for the year then ended. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance of these financial statements.

The Company continues to implement its business plan and generate sufficient revenues; however, its cash position may not be sufficient to support its daily operations. While the Company believes in the viability of its strategy to further implement its business plan and generate sufficient revenues and in its ability to raise additional funds, there can be no assurance that it will be able to do so on reasonable terms, or at all. The ability of the Company to continue as a going concern is dependent upon its ability to further implement its business plan and generate sufficient revenues and its ability to raise additional funds by way of a public or private offering.

The condensed consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 – Notes Payable

As Vocal, Inc. was not incorporated until August 1, 2023, the below Notes Payable were entered into by the Parent. They are included here due to their direct relationship with Vocal's business and the carved-out financials presented in this filing.

Notes payable as of June 30, 2023 and December 31, 2022 is as follows:

	Outstanding Principal as of			
	June 30, 2023	**December 31, 2022**	**Interest Rate**	**Maturity Date**
The November 2022 Loan Agreement	-	68,211	-%	June 2023
The First August 2022 Loan Agreement	130,615	130,615	14%	June 2023
The First February 2023 Loan Agreement	321,890	-	14%	July 2023
The May 2023 Loan Agreement	63,633	-	-%	November 2024
	516,138	198,826		

Less: Debt Discount	(9,452)	(13,071)
	506,686	185,755
Less: Current Debt	(452,506)	(130,615)
Total Long-Term Debt	$ 54,180	$ 55,140

The November 2022 Loan Agreement

On November 15, 2022, the Parent entered into a loan agreement (the "November 2022 Loan Agreement") with a lender (the "November 2022 Lender") whereby the November 2022 Lender issued the Parent a promissory note of $80,325 (the "November 2022 Note"). Pursuant to the November 2022 Loan Agreement, the November 2022 Note has a flat interest fee of $16,975, for an effective interest rate of 21%. The maturity date of the November 2022 Note is June 3, 2023 (the "November 2022 Maturity Date"), at which time all outstanding principal, accrued and unpaid interest and other amounts due under the November 2022 Note are due.

During the six months ended June 30, 2023, the Parent repaid this note in full.

The First August 2022 Loan Agreement

On August 18, 2022, the Parent entered into a secured loan agreement (the "First August 2022 Loan Agreement") with a lender (the "First August 2022 Lender"), whereby the First August 2022 Lender issued the Parent a secured promissory note of $193,500 AUD or $134,070 United States Dollars (the "First August 2022 Note"). Pursuant to the First August 2022 Loan Agreement, the First August 2022 Note has an effective interest rate of 14%. The maturity date of the First August 2022 Note is June 30, 2023 (the "First August 2022 Maturity Date") at which time all outstanding principal, accrued and unpaid interest and other amounts due under the First August 2022 Loan Agreement are due. The Parent has the option to extend the Maturity date by 60 days. The loan is secured by the Australian research & development credit.

During the six months ended June 30, 2023, the Parent accrued $9,068 in interest.

The First February 2023 Loan Agreement

On February 13, 2023, the Parent entered into a secured loan agreement (the "First February 2023 Loan Agreement") with a lender (the "First February 2023 Lender"), whereby the First February 2023 Lender issued the Parent a secured promissory note of $424,755 AUD or $321,890 United States Dollars (the "First February 2023 Note"). Pursuant to the First February 2023 Loan Agreement, the First February 2023 Note has an effective interest rate of 14%. The maturity date of the First February 2023 Note is June 30, 2023 (the "First February 2023 Maturity Date") at which time all outstanding principal, accrued and unpaid interest and other amounts due under the First February 2023 Loan Agreement are due. The Parent has the option to extend the Maturity date by 60 days. The loan is secured by the Australian research & development credit. As of June 30, 2023, this note was in default.

During the six months ended June 30, 2023, the Parent accrued $15,063 in interest.

The May 2023 Loan Agreement

On May 15, 2023, the Parent entered into a loan agreement (the "May 2023 Loan Agreement") with a lender (the "May 2023 Lender"), whereby the May 2023 Lender issued the Parent a promissory note of $114,872 (the "May 2023 Note"). Pursuant to the May 2023 Loan Agreement, the May 2023 Note has a flat interest fee of $12,672, for an effective interest rate of 20%. The maturity date of the May 2023 Note is November 12, 2024 (the "May 2023 Maturity Date"). The Parent is required to make monthly payments of $12,764.

During the six months ended June 30, 2023, the Parent repaid $51,239 in principal.

Note 5 – Stockholders' Equity

Shares Authorized

Vocal, Inc. is authorized to issue up to one billion, five hundred and twenty million (1,520,000,000) shares of capital stock, of which one billion five hundred million (1,500,000,000) shares are designated as common stock, par value $0.001 per share, and twenty million (20,000,000) are designated as preferred stock, par value $0.001 per share.

Note 6 – Income Tax Provision in the Consolidated Statements of Operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Federal statutory income tax rate	21.0%	21.0%
State tax rate, net of federal benefit	7.1%	7.1%
Change in valuation allowance on net operating loss carry-forwards	(28.1)%	(28.1)%
Effective income tax rate	0.0%	0.0%

As Vocal, Inc. was not incorporated until August 1, 2023, there are no deferred tax assets or liabilities as of the reporting dates.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the "Code"). The Act reduces the federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017. ASC 470 requires the Company to remeasure the existing net deferred tax asset in the period of enactment. The Act also provides for immediate expensing of 100% or the costs of qualified property that is incurred and placed in service during the period from September 27, 2017, to December 31, 2022. Beginning January 1, 2023, the immediate expensing provision is phased down by 20% per year until it is completely phased out as of January 1, 2027. Additionally, effective January 1, 2018, the Act imposes possible limitations on the deductibility of interest expense. As a result of the provisions of the Act, the Company's deduction for interest expense could be limited in future years. The effects of other provisions of the Act are not expected to have a material impact on the Company's financial statements.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to provide guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that begins in the reporting period that includes the Act's enactment date and ends when an entity has obtained, prepared and analyzed the information that was needed in order to complete the accounting requirements under ASC 720. However, in no circumstance should the measurement period extend beyond one year from the enactment date. In accordance with SAB 118, a company must reflect in its financial statements the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. SAB 118 provides that to the extent that a company's accounting for certain income tax effects of the Tax Act is incomplete, but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

Federal and state tax laws impose limitations on the utilization of net operating losses and credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. Accordingly, the Company's ability to utilize these carryforwards may be limited as a result of an ownership change which may have already happened or may happen in the future. Such an ownership change could result in a limitation in the use of the net operating losses in future years and possibly a reduction of the net operating losses available.

Note 7 – Subsequent Events

Subsequent to December 31, 2022, Vocal, Inc. was incorporated as a wholly-owned subsidiary of Creatd, Inc. Vocal, Inc. has launched a Regulation CF Offering to offer up to 123,500 shares of Participating Preferred Stock at $10 per share, for an offering size of $1,235,000 to both accredited and unaccredited investors.

August 23, 2023, the Company entered into a loan with a lender whereby the lender issued the Company a promissory note of $137,448. Pursuant to the loan agreement, the promissory note has a flat interest fee of $12,948, for an effective interest rate of 9%. The maturity date of the note is February 20, 2025.

Invest in Vocal, the Social Publishing Platform Helping Creators Earn More

We're Vocal, the social media platform built for creators. By empowering creators with tools to share their content, grow their audience, and earn money, we believe we'll be the go-to place for talent on the web. Share in the growth of our community by becoming a Vocal shareholder today.

Become a Shareholder

$10
Price Per Share

$100
Min. Investment

Form C | Offering Circular | Financials

Open to all US and international investors. Only accredited investors in the UK and Canada.


Sarah McDaniel
A Kumquat in the Rain
There once was a man from Maine
All Ears
Caroline Craven
C. H. Richard
The Children of Coral & Bone
Evert night at midnight, the purple clouds came out to dance with the blushing sky. They
The Indigo Child
Every night at misnight, the purple clouds came out to dance with the blushing sky. A
Oneg in the Arctic

Three Ways You Can Earn a Return

Earn 20 Quarterly Cash or Stock Dividends

Each Share has a quarterly dividend based on 2.5% of Vocal's GAAP quarterly Net Revenues assuming 123,500 shares are sold of the Participating Preferred offering.

Calculation: GAAP Net Revenue * 2.5% / 123,500

Minimum 100% Gain By 2028

Each Participating Preferred Share will have a redemption right after 5 years to redeem each share for $20.00 (a calculated 14.87% annual return). In addition, Participating Preferred Shareholders are entitled up to 20 quarterly cash dividends.

Participate in Equity Upside with Conversion Feature

Each Participating Preferred Share Face Value is convertible into Vocal common shares at a conversion ratio of 33.33. The Conversion Price is thus $20.00 / 33.33 = $0.60 per share (100 million shares outstanding, implying conversion at $60 million valuation).

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VISION

Meet Vocal: The World's Best Social Publishing Platform for Creators

Content creators drive billions of dollars in revenue for platforms like Instagram and TikTok, so we made a platform *for* creators. Vocal helps users create, share, and earn. By putting creators first, we give readers more of what they want and help advertisers reach their target audiences more organically.

Become a Shareholder



11:11
Library
Creators (12)
See all
V+
Maya Cook
Thomas...
Maria Laine
Alphie Scott
Story Feed
See all
Photography • 5 min read
Travel Photography Essentials to Shoot Like a Pro
Secrets from the pros.
Lucia Sani
1 hour ago



Creators
Vocal
Readers
Brands
$280B
Creator Economy

OPPORTUNITY

Own the Best Platform for Creators in the $280B Creator Economy

Vocal's key to success is the multiple flywheel effects generated by its key stakeholders. Creators attract the audiences, who in turn attract brands, fostering a self-sustaining cycle of growth.

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TRACTION

Will Creators Switch to Vocal? 2M+ Already Have

With nearly 2M creators on our platform and an audience of 200M, we're already proving our approach is a success. Now we're ready to scale with new features and subscription offerings. You can join our growth by investing today.

Become a Shareholder



Creators on Vocal
2M
1.5M
1M
500K
0
2017
2018
2019
2020
2021
2022
Q2 2023

	Valuation	Gross Revenues	Valuation Multiple of Gross Revenues
substack	$650M	$9M	72X
PATREON	$4B	$50M	80X
Medium	$600M	$54M	80X
wattpad	$600M (Acquired)	$40M	15X
Vocal	$10M	$3.5M	3X

The implied enterprise value of Vocal under its parent company is approximately $10M.

COMPETITIVE ADVANTAGE

What's the Upside Potential for Our Investors?

We believe the upside potential for Vocal, Inc. to be $500M to $1B, similar to our comps. With the success of the Reg CF, Vocal, Inc. can operate independently and realize its true intrinsic value.

Become a Shareholder

Invest in one of the Fastest Growing Social Publishing Platforms in the $280B Creator Economy

Security Type: Participating Preferred Stock Offering

Shares Offered: 123,500

Face Value Price Per Unit: $20 (USD)

Original Issue Discount: OID of $10

Original Purchase Price: $10.00

Become a Shareholder

Each Share Includes:

Quarterly Dividend

Each Share has a quarterly dividend based on 2.5% of Vocal's GAAP quarterly Net Revenues assuming 123,500 shares are sold of the Participating Preferred offering. Calculation: GAAP Net Revenue * 2.5% / 123,500. Investors can choose to receive the quarterly dividend in cash or in Vocal, Inc. stock at a $60 million valuation.

Redemption

Each Participating Preferred Share will have a redemption right after 5 years to redeem each share with Vocal at the Face Value of the security, $20.00, which is above the Purchase Price of $10.00. For example, if redeemed in year 5, the Internal Rate of Return (IRR) would be 14.87%, which does not include quarterly dividends, which Participating Preferred Shareholders are entitled to each year (Total of 20 dividends). The dividends could substantially add to the IRR calculated above since they are tied to GAAP Net Revenue.

Conversion Option

Each Participating Preferred Share Face Value is convertible into Vocal common shares at a conversion ratio of 33.33. The Conversion Price is thus $20.00 / 33.33 = $0.60 per share (100 million shares outstanding, implying conversion at $60 million valuation).

Get Exclusive Benefits as an Investor

Tier 1

$100+

Start Investment

- Receive a Vocal Investor Badge recognition on your profile and submissions

Tier 2

$500+

Start Investment

- Receive Tier 1
- Invite to Vocal Group Advisory Committee Slack Channel
- Vocal Investor T-Shirt
- Vocal+ Annual Membership for 5 Years

Tier 3

$1,000+

Start Investment

- Receive Tier 2
- A copy of "The Vocal+ Fiction Awards Anthology"
- 1% Bonus Shares*

Tier 4

$5,000+

Start Investment

- Receive Tier 3
- VIP Access to Vocal Annual Party in NYC
- 3% Bonus Shares*

Tier 5

$10,000+

Start Investment

- Receive Tier 4
- 5% Bonus Shares*

Tier 6

$25,000+

Start Investment

- Receive Tier 5
- 8% Bonus Shares*

Tier 7

$50,000+

Start Investment

- Receive Tier 6
- 10% Bonus Shares*

Tier 8

$100,000+

Start Investment

- Receive Tier 7
- 15% Bonus Shares*

*Bonus Shares correspond to your investment size and its matching tier. Combined or compounded Bonus Shares from multiple tiers are not awarded.

Meet Our Leadership Team

Our Chairman has over 20 years of Wall Street experience, including leading a previous tech company to a $100M+ exit.



Jeremy Frommer
Founder & Chairman

A Wall Street veteran with over 20 years in senior roles, Frommer founded NextGen Trading and later sold it to Carlin Financial Group for $10M, and also served as the Managing Director at RBC Capital Markets.



Justin Maury
Founder & CEO

With over 10 years of experience in the design industry, Maury led the product development and growth of Vocal and currently serve as the COO and a board member of the parent company.



Robby Tal
CIO

As the CIO overseeing data and strategy, and with a B.A. in IT from Rutgers University backed by over 7 years of experience, Tal has significantly increased Vocal's return on ad spend and reduced customer acquisition costs.



Eric Pickens
CFO

Eric Pickens, CFO, boasts over 25 years of experience in roles such as CFO, COO, and Board member. His expertise spans across the consumer products and investment management industries, complemented by a decade of experience in hedge funds.



Peter Majar
Lead Board Member

Pete Majar has a distinguished 25+ year career as an investment banker and senior advisor, specializing in the tech, fin-tech, and growth economy sectors. He is currently an investor and advisor to several public and private growth companies.



Erica Wagner
Board Member

Erica Wagner has 25 years of experience as an author, critic, and broadcaster. She authored several books and was the Literary Editor of the London Times for 17 years. Wagner holds an Honorary PhD from the University of East Anglia and is a Distinguished Fellow at Goldsmiths Writers' Centre.

FAQs

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Exceptions to limitations on selling shares during the one-year lockup period:

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SR MC King

a month ago

Very good platform

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JoJo

a month ago

Do you have any specific market or industries that Vocal focuses on to partner creators with brands?

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Vocal

Vocal Mod ➔ JoJo

a month ago

Lifestyle brands that reflect our current mobile society are big focuses of Vocal. Successful

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Sources:
1 - The Creator Economy Could Approach Half-a-Trillion Dollars by 2027

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